Ur-Energy Inc.

(an Exploration Stage Company)

Headquartered in Littleton, Colorado

Management’s Discussion and Analysis

March 31, 2012

(expressed in Canadian dollars)

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2012

 (Information as at April 26, 2012 unless otherwise noted)

Introduction

The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004. The Company is headquartered in Littleton, CO with assets predominantly located in the United States. The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; NFUR Bootheel, LLC; Hauber Project LLC; NFUR Hauber, LLC; ISL Resources Corporation; ISL Wyoming, Inc.; and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as “Ur-Energy” or the “Company.”

The following provides management’s discussion and analysis of results of operations and financial condition for the three months ended March 31, 2012 and 2011. Management’s Discussion and Analysis (“MD&A”) was prepared by Company management and approved by the board of directors on April 26, 2012. This discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2011, 2010, and 2009. All figures are presented in Canadian dollars, unless otherwise noted. The financial statements and related information herein have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

Forward-Looking Information

This MD&A contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws, and these forward-looking statements can be identified by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the technical and economic viability of the Lost Creek Project (including the projections contained in the preliminary economic analysis of the Lost Creek Property); (ii) receipt of (and related timing of) the Record of Decision from the U.S. Bureau of Land Management, and other necessary permits related to the Lost Creek Project; (iii) the Lost Creek Project will advance to production and the production timeline; (iv) production rates, timetables and methods of recovery at the Lost Creek Project; (v) the Company’s procurement and construction plans at the Lost Creek Project; (vi) the potential of exploration targets at and the results from exploration and development drilling on the Lost Creek Property, including the lands recently acquired by the Company; (vii) the ability to complete additional uranium sales agreements, and upon what terms; and (viii) timing, completion, and funding for and results of exploration programs outside the Lost Creek Property. These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with startup), capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimates of goals for expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration stage company; the Company’s lack of mineral reserves; risks associated with obtaining permits in the United States and Canada; risks associated with current variable economic conditions; the possible impact of future financings; the hazards associated with mining construction and production; compliance with environmental laws and regulations; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; fluctuations in foreign

Ur-Energy Inc. (an Exploration Stage Company) Management’s Discussion and Analysis For the Three Months Ended March 31, 2012 (Information as at April 26, 2012 unless otherwise noted)

exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with a Canada Revenue Agency or U.S. Internal Revenue Service audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties relating to the Company’s status as a non-U.S. corporation; uncertainties related to the volatility of the Company’s share price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE Amex, LLC (“NYSE Amex”) and Toronto Stock Exchange (“TSX”); risks associated with the Company’s expected classification as a "passive foreign investment company" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s status as a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the Company’s Annual Information Form and its Annual Report on Form 40-F, dated March 2, 2012, which are filed, respectively, on SEDAR at http://www.sedar.com and with the U.S. Securities and Exchange Commission at http://www.sec.gov/edgar.shtml.

Cautionary Note to U.S. Investors – Resource Estimates:  The terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource,” as used in the Company’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 23, 2003. These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies.  The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information contained in this disclosure describing the Company’s “Mineral Resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws (wherein “reserves and not “resources” may be disclosed and discussed).  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.  U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 40-F which may be secured from us, or online at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc. (an Exploration Stage Company) Management’s Discussion and Analysis For the Three Months Ended March 31, 2012 (Information as at April 26, 2012 unless otherwise noted)

Nature of Operations and Description of Business

The Company is an exploration stage junior mining company engaged in the identification, acquisition, exploration, evaluation and development of uranium mineral properties in the United States and Canada. The Company is primarily focused on exploration within the geological uranium province centered on Wyoming, USA. The Company’s Lost Creek Project is progressing through the regulatory process and is expected to have all necessary licenses and permits to allow for construction in the coming months.

Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek Property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the CIM Definition Standards, the Company has not determined whether the property contains mineral reserves. However, the Company’s February 29, 2012 NI 43-101 “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming” outlines the economic viability of the Lost Creek Project, which is currently in the permitting process with governmental regulators. The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties, the ability of the Company to obtain the necessary permits to operate the properties and to achieve future profitable production from the properties or sufficient proceeds from disposition of the properties.

Selected Information

The following table contains selected financial information as of March 31, 2012 and December 31, 2011.

	As of March 31, 2012	As of December 31, 2011
	$	$
	(unaudited)

Total assets	80,208,498	65,850,132
Total liabilities	(1,402,676)	(1,607,200)

Net assets	78,805,822	64,242,932

Capital stock and contributed surplus	190,525,633	173,568,286
Deficit	(111,719,811)	(109,325,354)

Shareholders’ equity	78,805,822	64,242,932

Ur-Energy Inc. (an Exploration Stage Company) Management’s Discussion and Analysis For the Three Months Ended March 31, 2012 (Information as at April 26, 2012 unless otherwise noted)

The following table contains selected financial information for the three months ended March 31, 2012 and 2011 and the cumulative information from inception of the Company on March 22, 2004 to March 31, 2012.

	Three months	Three months	March 22, 2004
	ended	ended	Through
	March 31, 2012	March 31, 2011	March 31, 2012
	$	$	$

Revenue	Nil	Nil	Nil
Total expenses (1)	(3,016,843)	(3,821,907)	(122,837,511)
Interest income	63,523	71,206	9,641,624
Loss on equity investment	(31,824)	(20,096)	(390,052)
Foreign exchange gain (loss)	(385,258)	(784,197)	302,689
Other income (loss)	975,945	(51,380)	1,858,979
Loss before income taxes	(2,394,457)	(4,606,374)	(111,424,271)
Income tax expense	Nil	Nil	(295,540)
Net loss for the period	(2,394,457)	(4,606,374)	(111,719,811)

Loss per common share: Basic and diluted	(0.02)	(0.04)

Cash dividends per common share	Nil	Nil

(1) Stock based compensation included in total expenses	711,697	637,238	19,578,264

The Company has not generated any revenue from its operating activities to date. The Company’s expenses include general and administrative (“G&A”) expense, exploration and evaluation expense, development expense and write-off of mineral property costs. Acquisition costs of mineral properties are capitalized.

No cash dividends have been paid by the Company. The Company has no present intention of paying cash dividends on its common shares as it anticipates that all available funds will be invested to finance new and existing exploration, development and construction activities.

Ur-Energy Inc. (an Exploration Stage Company) Management’s Discussion and Analysis For the Three Months Ended March 31, 2012 (Information as at April 26, 2012 unless otherwise noted)

Summary of Quarterly Financial Information

The following table contains summary quarterly financial information for each of the eight most recently completed quarters.

	Quarter Ended
	Mar. 31 2012	Dec. 31 2011	Sep. 30 2011	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010	Sep. 30 2010	Jun. 30 2010
	$	$	$	$	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total expenses	(3,016,843)	(3,446,960)	(4,330,444)	(4,694,371)	(3,821,907)	(3,227,656)	(5,225,345)	(2,981,561)
Interest income	63,523	48,606	55,187	65,597	71,206	70,302	83,516	92,912
Loss on equity investment	(31,824)	(283,918)	(298)	(6,629)	(20,096)	(2,401)	(13,635)	(10,770)
Foreign exchange gain (loss)	(385,258)	(253,370)	1,122,547	98,947	(784,197)	(819,035)	(588,286)	837,178
Other income (loss)	975,945	(4,575)	(10,908)	(9,913)	(51,380)	60,375	8,586	(12,000)
Loss before income taxes	(2,394,457)	(3,940,217)	(3,163,916)	(4,546,369)	(4,606,374)	(3,918,415)	(5,735,164)	(2,074,241)
Income tax expense	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss for the period	(2,394,457)	(3,940,217)	(3,163,916)	(4,546,369)	(4,606,374)	(3,918,415)	(5,735,164)	(2,074,241)

Loss per common share: Basic and diluted	(0.02)	(0.04)	(0.03)	(0.05)	(0.04)	(0.04)	(0.06)	(0.02)

Overall Performance and Results of Operations

From inception through March 31, 2012, the Company has raised net cash proceeds of $166.1 million from the issuance of common shares and warrants and from the exercise of warrants and stock options. As at March 31, 2012, the Company held cash and cash equivalents, and short-term investments of $36.5 million. The Company's cash resources are invested with financial institutions in Canada and the United States in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.

The results of operations vary based upon projects that often occur within a quarter or over a few quarters. The first quarter brought expansion to the Company as it completed a $17.3 million private placement of common shares. The Company also completed an exchange of data for land adjacent to the Lost Creek Property and recognized a gain which is reflected in other income for the period.

Operationally, the Company is waiting for the BLM approval as well as the end of the greater sage grouse breeding and brooding seasonal restrictions to perform work at Lost Creek. Operating costs were lower than the comparable period in the previous year due to the personnel changes made last May and the issuance of the NRC license. The foreign exchange loss relates to the balances of cash held in U.S. funds and will vary based on changes in the exchange rate between Canada and the United States.

Ur-Energy Inc. (an Exploration Stage Company) Management’s Discussion and Analysis For the Three Months Ended March 31, 2012 (Information as at April 26, 2012 unless otherwise noted)

Mineral Properties

The Company holds mineral properties in the United States and Canada totaling approximately 240,000 acres (97,310 hectares).

Lost Creek Property – Great Divide Basin, Wyoming

The Lost Creek Property is located in the Great Divide Basin, Wyoming. Following recent changes in project designations to better facilitate exploration, development and operations, the Lost Creek Property comprises six projects covering a total of approximately 43,500 acres (17,600 hectares): Lost Creek permit area, EN, LC South, LC North, LC East (new) and LC West (new). The small project area formerly designated as the Toby Project is now included as a part of the LC South Project. In recent months, the Company has expanded its land position at the Lost Creek Property through the location of more than 250 additional unpatented mining claims and the acquisition, in February 2012, of approximately 5,250 acres (2,125 hectares), through an asset exchange. These lands now primarily comprise the newly-designated LC West and LC East projects. The Company now controls 2,184 unpatented mining claims and four State of Wyoming uranium leases in the Lost Creek Property.

At the Lost Creek Project, currently being advanced to regulatory approval and construction, the uranium deposit’s Main Mineral Trend (“MMT”) is approximately three miles (4.8 kilometers) long with the mineralization occurring between 315 feet (96 meters) and 700 feet (213 meters) in depth. The East Mineral Trend (the “EMT”) is a newly acquired, second, mineral trend of significance.  It was identified by historic drilling on the newly acquired lands forming LC East.  Although geologically similar, it appears to be a separate and independent trend from the MMT. The EMT assumes a generalized northeast-southwest orientation extending for approximately six and one-half miles with a width of 500 feet (152 meters) to 1,500 feet (457 meters).

A royalty on future production of 1.67% is in place with respect to 20 mining claims at the Lost Creek Project. There is a royalty on the State of Wyoming section under lease at the project, as required by law; however, no production from the state lease is currently proposed.  Other royalties exist on certain mining claims on the LC South and EN Projects, and the State of Wyoming leases at the LC West and EN Projects. There are no royalties on the mining claims in the LC North, LC East or LC West Projects.

Lost Creek Property Preliminary Economic Assessment and Mineral Resources

In 2012, mineral resources were estimated for the first time on four of the other Lost Creek area projects: LC North and LC South in a February 29, 2012 Preliminary Economic Assessment, and LC West and LC East in a news release dated April 4, 2012 about which a new preliminary economic assessment is being prepared for filing. Following analysis of historic drill data related to the newly-acquired lands in LC West and LC East, the Company announced an updated mineral resource estimate for the Lost Creek Property as shown here:

	MEASURED			INDICATED			INFERRED
PROJECT	AVG GRADE	SHORT TONS	POUNDS	AVG GRADE	SHORT TONS	POUNDS	AVG GRADE	SHORT TONS	POUNDS
	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)
LOST CREEK	0.055	2,692.1	2,942.9	0.058	2,413.8	2,822.4	0.054	937.5	1,015.7
LC EAST	0.054	1,158.3	1,255.9	0.043	1,551.3	1,327.0	0.045	910.8	815.3
LC NORTH	-----	-----	-----	-----	-----	-----	0.048	413.8	398.2
LC SOUTH	-----	-----	-----	-----	-----	-----	0.042	710.0	602.6
LC WEST	-----	-----	-----	-----	-----	-----	0.109	17.2	37.4
EN	-----	-----	-----	-----	-----	-----	-----	-----	-----
GRAND TOTAL	0.055	3,850.4	4,198.8	0.053	3,965.1	4,149.4	0.049	2,989.2	2,869.1
	MEASURED + INDICATED =				7,815.5	8,348.2

Ur-Energy Inc. (an Exploration Stage Company) Management’s Discussion and Analysis For the Three Months Ended March 31, 2012 (Information as at April 26, 2012 unless otherwise noted)

Notes:

1.	Sum of Measured and Indicated tons and pounds may not add to the reported total due to rounding.
2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Based on grade cutoff of 0.02 percent eU3O8 and a grade x thickness cutoff of 0.3 GT.
4.	Typical ISR-industry practice is to apply a GT cutoff in the range of 0.3 which has generally been determined to be an economical cutoff value. A 0.3 GT cutoff was used in this report without direct relation to an associated price.
5.	Measured, Indicated, and Inferred Mineral Resources as defined in NI 43-101, Section 1.2 (CIM Definition Standards).

A majority of the new resources announced in April 2012 are located in close proximity to the proposed Lost Creek plant site and are contained within the HJ and KM Horizons below the water table at depths ranging from 200 to 500 feet. Additionally, resources were also identified in the FG, L and M Horizons. Numerous identified roll fronts with ore grade mineralization have relatively low drilling densities associated with them and merit additional exploration. Also, most of the historic drilling in this region targeted shallow uranium mineral trends with the intention to conduct open pit mining. The deeper L, M and N Horizons at Lost Creek and the recently acquired properties have sparse drilling and are presently inadequately tested for their potential as in situ recovery (ISR) candidates. The Lost Creek Property resources are classic roll-front type deposits in which the uranium is introduced via groundwater flow and precipitated at chemical oxidation/reduction (redox) boundaries after the host rock deposition.

Based upon the updated mineral resource and economic analyses, the Lost Creek Property now is estimated to generate net earnings over the life of the mine, before income tax, of US$283.0 million. Payback is estimated during the third quarter of the third year of operations (two years from start of construction). It is estimated that Lost Creek has an IRR of 87% and a NPV of US$181.0 million applying an eight percent discount rate. The estimated cost of uranium produced is US$36.52 per pound including all costs, with an estimated operation cost of US$16.12 per pound. This economic analysis will be a part of an April 30, 2012 updated preliminary economic assessment.

Earlier, the Company’s February 29, 2012 NI 43-101 Technical Report on Lost Creek, “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming,” (the “February 2012 PEA”) authored by John K. Cooper, P.G., SME Registered Member and Catherine L. Bull, P.E. (both, Ur-Energy), confirmed that the previously reported mineral resources primarily within the MMT of the Lost Creek Project continue to support the economic viability of the project and its continued development to production. The Company’s 2011 drilling program was largely focused on areas outside the MMT and therefore had no impact, positive or negative, on the resources forming the basis of the March 2011 Preliminary Assessment completed by TREC, Inc. The economic analysis performed by TREC, Inc. was reviewed by Mrs. Bull for validity. Approximately ten percent of the costs, formulas, and assumptions used in the earlier economic analysis were checked for validity and fell within the +/- 15% confidence interval. It was determined that the economic analysis of the MMT resources, using the grade times thickness (“GT”) contour method resource estimate remains valid, without further consideration of the additional resource estimate reported in February 2012. The mineral resources estimated in the February 2012 PEA were as follows:

Ur-Energy Inc. (an Exploration Stage Company) Management’s Discussion and Analysis For the Three Months Ended March 31, 2012 (Information as at April 26, 2012 unless otherwise noted)

Lost Creek Property Resource Summary

February 29, 2012

	MEASURED			INDICATED			INFERRED
PROJECT	AVG GRADE % eU3O8	SHORT TONS (X 1000)	POUNDS (X 1000)	AVG GRADE % eU3O8	SHORT TONS (X 1000)	POUNDS (X 1000)	AVG GRADE % eU3O8	SHORT TONS (X 1000)	POUNDS (X 1000)
LOST CREEK	0.055	2,692.1	2,942.9	0.058	2,413.8	2,822.4	0.054	938.8	1,017.1
LC NORTH	-----	-----	-----	-----	-----	-----	0.048	413.8	398.2
LC SOUTH	-----	-----	-----	-----	-----	-----	0.042	710.0	602.6
EN	-----	-----	-----	-----	-----	-----	-----	-----	-----
TOBY	-----	-----	-----	-----	-----	-----	-----	-----	-----
TOTAL	MEASURED	2,692.1	2,942.9	INDICATED	2,413.8	2,822.4	INFERRED	2,062.6	2,017.8
				MEASURED + INDICATED =	5,105.9	5,765.3

Notes:

1.	Sum of Measured and Indicated tons and pounds may not add to the reported total due to rounding.
2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Based on grade cutoff of 0.02 percent eU3O8 and a grade x thickness cutoff of 0.3 GT.
4.	Typical ISR industry practice is to apply a GT cutoff in the range of 0.3 which has generally been determined to be an economical cutoff value. This 0.3 GT cutoff was used in this evaluation without direct relation to an associated price.
5.	Measured, Indicated, and Inferred Mineral Resources as defined in Section 1.2 of NI 43-101 (the CIM Definition Standards).
6.	The economic analysis is based on an 80% recovery of the total of mineral resources reported above.

Based upon historic data and results from the 2011 drill program, the February 2012 PEA reported for the first time that the LC North project contains 398,200 pounds eU3O8 Inferred Mineral Resources contained in 413,800 short tons at an average grade of 0.048% eU3O8 (included in the figures above). The February 2012 PEA also reported for the first time, based upon historic data and drilling conducted by the Company, the LC South project contains 602,600 pounds eU3O8 Inferred Mineral Resources contained in 710,000 short tons at an average grade of 0.042% eU3O8 (included in the figures above). The February 2012 PEA recommends continued drilling at both the LC North and LC South projects.

Cautionary statement pursuant to NI 43-101: this Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The estimated mineral recovery used in this Preliminary Economic Assessment is based on site-specific laboratory recovery data as well as Ur-Energy personnel and industry experience at similar facilities. There can be no assurance that recovery at this level will be achieved.

The February 29, 2012 Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming is filed on the Company’s profile on www.sedar.com and on http://www.sec.gov/edgar.shtml. The Company anticipates filing the updated preliminary economic assessment shortly.

Lost Creek Regulatory

Ur-Energy continues to focus on the regulatory process necessary to obtain the single remaining required authorization prior to commencement of construction of the Lost Creek facility. The required authorizations include permits, licenses, and/or exemptions from the U.S. Nuclear Regulatory Commission (“NRC”), the Wyoming Department of Environmental Quality (“WDEQ”), the U.S. Bureau of Land Management (“BLM”) and the U.S. Environmental Protection Agency (“EPA”). At this time, all of the licenses and permits necessary to begin construction and operations have been issued except for the BLM approval of the Lost Creek Plan of Operations.

Ur-Energy Inc. (an Exploration Stage Company) Management’s Discussion and Analysis For the Three Months Ended March 31, 2012 (Information as at April 26, 2012 unless otherwise noted)

The BLM is conducting the required environmental review process before issuing a Record of Decision for the Lost Creek Project. The process is advancing and the BLM has indicated that it anticipates completion of the Record of Decision for the Plan of Operations in the summer of 2012, which will be supported by an environmental impact statement prepared for the Lost Creek Project.

During 2011, the NRC issued the Source and Byproduct Materials License (“NRC License”) for the Lost Creek Project. The Company subsequently has submitted its application for an NRC License amendment to include the yellowcake drying and packaging circuit of the Lost Creek plant. The Company also anticipates submitting an application for an amendment to the NRC License to allow for mineral recovery from the KM horizon which is immediately below the approved HJ horizon.

The WDEQ Permit to Mine for Lost Creek (“WDEQ Permit”) also was issued in 2011. The WDEQ Permit includes the approval of the first mine unit, as well as the Wildlife Management Plan, including a positive determination of the protective measures at the project for the greater sage grouse species.

The EPA issued an aquifer exemption for the Lost Creek project. The WDEQ’s separate approval of the aquifer reclassification is a part of the WDEQ Permit. The Company has received approval from the EPA and the Wyoming State Engineer’s Office for the construction and operation of two holding ponds at Lost Creek.

Other permits and authorizations previously received by the Company for the Lost Creek ISR project include: WDEQ-Air Quality Division Air Quality Permit (January 2010); and WDEQ-Water Quality Division Class I Underground Injection Control Permit (May 2010). The latter permit allows Lost Creek to drill, complete and operate up to five Class I injection wells to meet the anticipated disposal requirements for the life of the Lost Creek project.

Lost Creek Project Development – Drilling, Planning, Procurement and Marketing

In addition to the historic drill data it owns with regard to the Lost Creek Project (approximately 563 holes), the Company has drilled 1,181 drill holes totalling approximately 789,141feet (240,490 meters) at the Lost Creek Project. A part of this drilling has been the completion of necessary delineation drilling for the planning of the first and second mine units.

Design work for the initial mine units and plant facilities has been completed, a construction contractor chosen and procurement of long lead-time equipment initiated.

The Company entered into its first uranium sales agreement related to production from Lost Creek in 2011. The long-term contract calls for deliveries over a three-year period at a defined price for the term of the agreement. In January 2012, the Company completed its second uranium sales arrangement. The agreement calls for total deliveries of 200,000 pounds of uranium concentrates per year in a multi-year schedule commencing in 2013. The average delivery price under the arrangement is consistent with the Long-Term U3O8 Price Indicator at that time as published by Trade Tech. Subsequently, in February 2012, the Company announced a uranium sales agreement under which it will deliver 100,000 pounds of uranium concentrates per year in another multi-year schedule. The agreement specifies firm delivery prices in the low US$60 per pound range over its term.

Ur-Energy Inc. (an Exploration Stage Company) Management’s Discussion and Analysis For the Three Months Ended March 31, 2012 (Information as at April 26, 2012 unless otherwise noted)

Company Ventures: Hauber Project LLC and The Bootheel Project, LLC

NCA Nuclear, a subsidiary of Bayswater Uranium Corporation, has submitted its program and budget for the Hauber Project LLC for 2012-2013. NCA Nuclear seeks to earn in to a 75% membership interest in the venture, pursuant to a 2009 agreement, with the expenditure of US$1,000,000 in eligible exploration expenses prior to March 2015. The budget for the 2012-2013 program was approved for the venture in February 2012.

Ur-Energy declined to fund its portion of The Bootheel Project, LLC budget for the venture’s budget year ending March 31, 2012. As a result, at March 31, 2012 the Company’s interest was reduced to approximately 19%. The Project’s 2012-2013 program and budget were approved by the management committee in April 2012.

Three Months Ended March 31, 2012 Compared to Three Months Ended March 31, 2011

The following tables summarize the results of operations for the three months ended March 31, 2012 and 2011.

	Three months ended March 31,
	2012	2011
	$	$
Revenue	Nil	Nil
Exploration and evaluation expense	(813,378)	(1,161,327)
Development expense	(366,656)	(754,452)
General and administrative expense	(1,836,809)	(1,906,128)
Net loss from operations	(3,016,843)	(3,821,907)
Interest income	63,523	71,206
Loss from equity investment	(31,824)	(20,096)
Foreign exchange loss	(385,258)	(784,197)
Other income (loss)	975,945	(51,380)
Loss before income taxes	(2,394,457)	(4,606,374)
Income tax expense	Nil	Nil
Net loss for the period	(2,394,457)	(4,606,374)

Loss per share – basic and diluted	(0.02)	(0.04)

Expenses

Total expenses for the three months ended March 31, 2012 were $3.0 million and include G&A expense, exploration and evaluation expense and development expense. These expenses decreased by $0.8 million compared to the respective period in 2011.

Exploration and evaluation expenses decreased by $0.3 million for the three months ended March 31, 2012, compared to the respective period in 2011. The reasons for the decline was a decrease in payroll of $0.1 million and stock based compensation of $0.l million due primarily to the Company restructuring done in May 2011 and $0.1 million related to due diligence investigations of potential merger or acquisition targets in 2011.

Ur-Energy Inc. (an Exploration Stage Company) Management’s Discussion and Analysis For the Three Months Ended March 31, 2012 (Information as at April 26, 2012 unless otherwise noted)

Development expense relates entirely to the Company’s Lost Creek Project. Overall expenses decreased $0.4 million for the three months ended March 31, 2012 compared to 2011. Permitting and related consulting and legal costs declined $0.3 million as the NRC License was issued during 2011 and the costs related to obtaining the original license ceased. The BLM permitting process has been less expensive than the NRC process. Allocated payroll also declined by $0.1 million.

G&A expense relates to the Company’s administration, finance, investor relations, land and legal functions and consists principally of personnel, facility and support costs. Expenses decreased $0.1 million for the three months ended March 31, 2012 compared to 2011. Compared to the three months ended March 31, 2012, the Company incurred legal and other expenses during 2011 which resulted in additional expense of $0.1 million in that year. All other expenses remained relatively constant from the three month period ended March 31, 2011 to the comparable period in 2012.

Other income and expenses

The Company's cash resources are invested with financial institutions in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts. The decrease in interest income was driven by lower average cash resources in 2012 as compared to those in 2011.

The net foreign exchange gain for the three months ended March 31, 2012 was primarily due to cash resources held in U.S. dollar accounts, which fluctuate relative to the Canadian dollar. In 2012, the Canadian dollar strengthened at a lesser rate than in 2011 resulting in a smaller loss.

The Company exchanged its database of geologic information in the Southwest Powder River Basin for mineral claims, state leases and related data. The fair value of the property received was $1.0 million which is reported in Other Income for the period ended March 31, 2012.

Income taxes

In 2012 and 2011, the Company recorded operating losses in both Canada and the United States. Management has concluded that it is more likely than not that the remaining losses, and prior years’ loss carryforwards and other tax assets will not be realized, and therefore the Company has recorded a full valuation allowance against these amounts.

Loss per Common Share

Both basic and diluted loss per common share for the three months ended March 31, 2012 and 2011 was $0.02 and $0.04, respectively. The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Liquidity and Capital Resources

As of March 31, 2012, the Company had cash resources, consisting of cash and cash equivalents and short-term investments, of $36.5 million, an increase of $13.4 million from the December 31, 2011 balance of $23.1 million. The Company's cash resources consist of Canadian and U.S. dollar denominated deposit accounts, guaranteed investment certificates, money market funds and certificates of deposit. During the three months ended March 31, 2012, the Company used $2.4 million of its cash resources to fund operating activities. During the same period, the Company used $0.2 million for investing activities (excluding short-term investment transactions) and generated $16.3 million through financing activities. Changes in the foreign exchange rates decreased cash by $0.3 million for the period.

Ur-Energy Inc. (an Exploration Stage Company) Management’s Discussion and Analysis For the Three Months Ended March 31, 2012 (Information as at April 26, 2012 unless otherwise noted)

The Company has financed its operations from its inception primarily through the issuance of equity securities and has no source of cash flow from operations. The Company does not expect to generate any cash resources from operations until it is successful in commencing production from its properties. Operating activities used $2.4 million of cash resources during the three months ended March 31, 2012 as compared to $2.8 million in 2011. Overall, the expenditures declined due to a reduction in personnel associated with the May 2011 restructuring.

During the three months ended March 31, 2012, the Company had a net decrease in restricted cash of $0.5 million due to payment of accrued severance from the rabbi trust. In addition, the Company invested $0.7 million in mineral properties, capital assets and pre-construction.

During the three months ended March 31, 2012, the Company raised a net of $16.3 million through a private placement of Company stock.

Financing Transactions

The Company maintains a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Company's outstanding securities. The Rights Plan is intended to provide the Company’s board of directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company’s shareholders with adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is scheduled for a required periodic vote by shareholders to reconfirm the plan at the Company’s annual and special meeting of shareholders on May 10, 2012.

The Company has a corporate credit card facility with a U.S. bank. This facility has an aggregate borrowing limit of US$250,000 and is used for corporate travel and incidental expenses. The Company has provided a letter of credit secured by a guaranteed investment certificate in the amount of $287,500 which is included in restricted cash as collateral for this facility.

On February 23, 2012, the Company completed a private placement financing under an agreement with Dundee Securities Ltd. and ROTH Capital Partners, LLC, acting as agents (“the Agents”), on a best-efforts basis. The Agents sold 15,000,000 common shares of the Company at a price of $1.00 per share, with an overallotment of 2,250,000 common shares, for gross proceeds of $17,250,000.  BlackRock, Inc., an insider of the Company, subscribed for 2,000,000 of the common shares offered.

Outstanding Share Data

As of April 26, 2012, the Company had 121,075,431 common shares and 7,841,091 stock options outstanding.

Ur-Energy Inc. (an Exploration Stage Company) Management’s Discussion and Analysis For the Three Months Ended March 31, 2012 (Information as at April 26, 2012 unless otherwise noted)

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Financial Instruments and Other Instruments

The Company’s cash and cash equivalents are composed of:

	As of	As of
	March 31, 2012	December 31, 2011
	$	$

Cash on deposit at banks	354,278	595,982
Money market funds	30,331,760	15,573,497

	30,686,038	16,169,479

The Company’s short-term investments are composed of:

	As of	As of
	March 31, 2012	December 31, 2011
	$	$

Guaranteed investment certificates	4,879,895	4,925,267
Certificates of deposit	959,343	2,002,256

	5,839,238	6,927,523

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments and restricted cash. These assets consist of Canadian dollar and U.S. dollar denominated guaranteed investment certificates, certificates of deposits, money market accounts and demand deposits. They bear interest at annual rates ranging from 0.25% to 1.35% and mature at various dates up to August 14, 2013. These instruments are maintained at financial institutions in Canada and the United States. Of the amount held on deposit, approximately $0.7 million is covered by either the Canada Deposit Insurance Corporation or the United States Federal Deposit Insurance Corporation. Approximately $39.6 million is therefore at risk at March 31, 2012 should the financial institutions with which these amounts are invested be rendered insolvent. The Company does not consider any of its financial assets to be impaired as of March 31, 2012.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.

Ur-Energy Inc. (an Exploration Stage Company) Management’s Discussion and Analysis For the Three Months Ended March 31, 2012 (Information as at April 26, 2012 unless otherwise noted)

The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund its exploration and development projects and operating costs.

As at March 31, 2012, the Company’s financial liabilities consisted of trade accounts payable and accrued trade and payroll liabilities of $0.9 million all of which are due within normal trade terms of generally 30 to 60 days.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company incurring a significant portion of its expenditures and maintaining a significant portion of its cash equivalents and short-term investments in U.S. dollars, as well as holding cash equivalents and short-term investments which earn interest.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are its cash equivalents, short-term investments and restricted cash. The Company’s objectives for managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's financial institutions so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial financial institutions and ensures that access to the amounts placed can generally be obtained on short notice.

Currency risk

The Company incurs expenditures in both the United States and Canada and is therefore exposed to risk from changes in these currency rates. In addition, the Company holds financial assets and liabilities in Canadian and U.S. dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At March 31, 2012, the Company had cash and cash equivalents, short-term investments and bonding deposits of approximately US$16.0 million and had accounts payable and accrued liabilities of US$1.0 million which were denominated in U.S. dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net U.S. dollar denominated assets and liabilities at March 31, 2012. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates. This sensitivity analysis shows that a change of +/- 10% in U.S. dollar foreign exchange rate would have a +/- $1.5 million impact on net loss for the three months ended March 31, 2012. This impact is primarily as a result of the Company having cash and investment balances denominated in U.S. dollars and U.S. dollar denominated trade payables. The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

Ur-Energy Inc. (an Exploration Stage Company) Management’s Discussion and Analysis For the Three Months Ended March 31, 2012 (Information as at April 26, 2012 unless otherwise noted)

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates. This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.1 million impact on net loss for the three months ended March 31, 2012. This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts. The Company’s average interest rate on invested cash was 0.76% which is less than 100 basis points for the year ended March 31, 2012. The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ materially from that shown above.

Transactions with Related Parties

During the three months ended March 31, 2012 and 2011, the Company did not participate in any material transactions with related parties.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and venture transactions and opportunities that could enhance shareholder value. Timely disclosure of such transactions is made as soon as reportable events arise.

Critical Accounting Policies and Estimates

Mineral Properties

Acquisition costs of mineral properties are capitalized. When production commences, these costs will be amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.

As of March 31, 2012, the current and long term price of uranium was approximately US$51.00 and US$60.00, respectively. This is reasonably consistent from US$52 and US$61 as of December 31, 2011. Management reviewed the cash flow projections for properties which have NI 41-303 reports published by the Company and verified that the projected cash flows indicate no impairment is required. Management also did not identify any other impairment indicators for any of the Company’s mineral properties during the three months ended March 31, 2012.

Share-Based Compensation

The Company is required to record all equity instruments including warrants, RSUs and stock options at fair value in the financial statements.

Management utilizes the Black-Scholes model to calculate the fair value of the warrants and stock options at the time they are issued. Use of the Black-Scholes model requires management to make estimates regarding the expected volatility of the Company’s stock over the future life of the equity instrument, the estimate of the expected life of the equity instrument and the number of options that are expected to be forfeited. Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results.

Ur-Energy Inc. (an Exploration Stage Company) Management’s Discussion and Analysis For the Three Months Ended March 31, 2012 (Information as at April 26, 2012 unless otherwise noted)

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this MD&A, under the supervision of the Chief Executive Officer and the Chief Financial Officer, the Company evaluated the effectiveness of its disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information the Company is required to disclose in reports that are filed or submitted under the Exchange Act: (1) is recorded, processed and summarized effectively and reported within the time periods specified in SEC rules and forms, and (2) is accumulated and communicated to Company management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s disclosure controls and procedures include components of internal control over financial reporting. No matter how well designed and operated, internal controls over financial reporting can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

Management’s Report on Internal Control over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business. Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty. Current and potential investors should give special consideration to the risk factors involved. These factors are discussed more fully in our Annual Information Form and our Annual Report on Form 40-F dated March 2, 2012 which are filed, respectively, on SEDAR at www.sedar.com and the SEC’s website at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc. (an Exploration Stage Company) Management’s Discussion and Analysis For the Three Months Ended March 31, 2012 (Information as at April 26, 2012 unless otherwise noted)

Other Information

Other information relating to the Company may be found on the SEDAR website at www.sedar.com or on the SEC’s website at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc. (an Exploration Stage Company) Management’s Discussion and Analysis For the Three Months Ended March 31, 2012 (Information as at April 26, 2012 unless otherwise noted)

Directors and Officers

Jeffrey T. Klenda, B.A. – Chairman and Executive Director

W. William Boberg, M.Sc., P. Geo. – Director

Thomas Parker, M.Sc., P.E. – Director and Audit Committee Chair

James M. Franklin, PhD, FRSC, P. Geo. – Director and Technical Committee Chair

Paul Macdonell, Diploma Public Admin. – Director, Compensation Committee Chair and Corporate Governance and Nominating Committee Chair

Wayne W. Heili, B.Sc. – President, Chief Executive Officer and Director

Roger L. Smith, CPA, MBA – Chief Financial Officer and Chief Administrative Officer

Steven M. Hatten, B.Sc. – Vice President of Operations

John W. Cash, M.Sc. – Vice President of Regulatory Affairs, Exploration & Geology

Penne A. Goplerud, J.D. - General Counsel and Corporate Secretary

Corporate Offices

Corporate Headquarters: 10758 West Centennial Road, Suite 200 Littleton (Denver), Colorado 80127 Phone: 720- 981-4588	Wyoming Operations Office: 5880 Enterprise Drive, Suite 200 Casper, Wyoming 82609 Phone: 307- 265-2373
Registered Canadian Office: 55 Metcalfe Street, Suite 1300 Attn: Virginia K. Schweitzer Ottawa, Ontario K1P 6L5 Phone: 613-236-3882

Website

www.ur-energy.com

Trading Symbols

TSX: URE

NYSE Amex: URG

Independent Auditors

PricewaterhouseCoopers LLP, Vancouver

Corporate Legal Counsel

Fasken Martineau DuMoulin LLP, Ottawa

Corporate Banker

Royal Bank of Canada, Ottawa

Transfer Agent

Computershare Investor Services Inc., Toronto

Computershare Trust Company N.A. (U.S. Co-Transfer Agent and Co-Registrar), Golden, CO

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